Exhibit (a)(5)(v)
FOR IMMEDIATE RELEASE
ITW Successfully Completes Click Commerce Tender Offer
     GLENVIEW, Ill. and CHICAGO, Ill., October 26, 2006 – Illinois Tool Works Inc. (NYSE: ITW) and Click Commerce, Inc. (Nasdaq: CKCM) announced today that ITW has successfully completed its cash tender offer to purchase all outstanding shares of common stock of Click Commerce.
     Based on information provided by Computershare Shareholders Services, Inc., acting as the depositary for the tender offer, 11,468,236 shares of Click Commerce common stock, representing approximately 93.7% of all outstanding shares, were validly tendered and not withdrawn as of the expiration of the offer at 12:00 midnight, New York City time, on Wednesday, October 25, 2006, (including 1,205,914 shares tendered pursuant to procedures for guaranteed delivery), all of which have been accepted by ITW Leap Corp., a wholly owned subsidiary of ITW. Payment for shares validly tendered and accepted will be made promptly and, in the case of shares tendered pursuant to guaranteed delivery procedures, promptly after timely delivery of shares and required documentation. Excluding shares tendered pursuant to guaranteed delivery procedures, a total of 10,262,322 shares were tendered, representing approximately 83.9% of all outstanding shares.
     In connection with the exercise of the top-up option granted in the merger agreement between ITW and Click Commerce, ITW Leap Corp. will purchase directly from Click Commerce a number of additional shares of Click Commerce at a price of $22.75 per share that, together with the shares validly tendered and accepted (excluding shares tendered pursuant to procedures for guaranteed delivery), represents approximately 90.0% of all outstanding shares. While shareholders who tender their shares pursuant to a notice of guaranteed delivery have a legal obligation to tender their shares, physical delivery of these share certificates is not required to be made until the third trading day after their tender pursuant to guaranteed delivery procedures. Exercise of the top-up option will allow ITW to be assured of ownership of at least 90% of the outstanding shares of Click Commerce common stock, allowing it to effect a short-form merger of Click Commerce and ITW Leap Corp. under Delaware law.
     ITW will acquire the remaining shares of Click Commerce through a merger in which each share of Click Commerce common stock will be converted into the right to receive $22.75 in cash, the same consideration paid for shares in the tender offer, subject to dissenters’ rights.
     ITW is a $12.8 billion in revenues diversified manufacturer of highly engineered components and industrial systems and consumables. The company consists of approximately 700 business units in 48 countries and employs some 50,000 people.
     Click Commerce, Inc., a leading provider of on-demand supply chain management solutions, enables millions of users in 70 countries to collaborate, in real time, with business partners across the extended enterprise. Click Commerce solutions support the unique business processes of multiple industry segments such as manufacturing, aerospace and defense, and high-tech. Click Commerce enables corporations including Alaska Airlines, BASF, Citibank, Delphi, Eastman Kodak Company, Jabil Global Services, Lockheed Martin, Microsoft, Pier 1, Ryder, and Verizon to coordinate and optimize business processes, accelerate revenue, lower costs, and improve customer service.
     CONTACT: John Tuhey of Click Commerce, Inc., +1-312-377-3121, or john.tuhey@clickcommerce.com; or John Brooklier of Illinois Tool Works Inc., +1-847-657-4104, or jbrooklier@itw.com